Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK

(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,

	2006	2005	2004

	(U.S. Dollars in thousands)

Weighted average number of shares outstanding:
4% Preferred	-	116	125
6-1/2% Preferred	-	522	547
Class A	24,109	19,967	19,841

BASIC EPS
Net (Loss) income(1)	$(9,525)	$(6,149)	$(18,585)

Earnings per Class A share	$(0.40)	$(0.31)	$(0.94)

Shares used in calculation	24,109	19,967	19,841

DILUTED EPS
Net (Loss) income	$(9,525)	$(6,149)	$(18,585)

Earnings per Class A share	$(0.40)	$(0.31)	$(0.94)

Share used in calculation:
Basic	24,109	19,967	19,841
4% Preferred	-	-	-
6% Preferred	-	-	-
Option	-	-	-

T o t a l	24,109	19,967	19,841

(1)	After deduction of preferred stock dividends (in thousands) of $2,438, $191, and $200 for the years 2006, 2005 and 2004, respectively.